November 5, 2024

Adam Larson
Chief Financial Officer
Cottonwood Communities, Inc.
1245 Brickyard Rd.
Suite 250
Salt Lake City, UT 84106

       Re: Cottonwood Communities, Inc.
           Registration Statement on Form S-11
           Filed October 29, 2024
           File No. 333-282872
Dear Adam Larson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Laura K. Sirianni, Esq.